Exhibit 99.1

Magna International Inc.

Third Quarter Report

2010

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2010 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2009 included in our 2009 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian GAAP.

This MD&A has been prepared as at November 4, 2010.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2010, we had 245 manufacturing operations and 80 product development, engineering and sales centres in 25 countries.

HIGHLIGHTS

In the third quarter of 2010, North American light vehicle production increased 28% relative to the third quarter of 2009, representing the fourth consecutive quarter of year-over-year increases. Third quarter 2010 light vehicle production in North America declined only 4% from the second quarter of 2010, a much less dramatic seasonal decline than is historically experienced.

In Western Europe, light vehicle production declined approximately 1% from the third quarter of 2009, a quarter in which European vehicle sales and production were supported by vehicle “scrappage” programs in a number of European countries. However, 2010 Western European production has remained stronger than we anticipated.

Our total sales for the third quarter of 2010 increased 27% over the third quarter of 2009. As was the case in the second quarter of 2010, North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all exceeded third quarter of 2009 levels. Third quarter 2010 operating income increased $236 million to $317 million, compared to operating income of $81 million for the third quarter of 2009. Our continued strong operating results reflect, among other things:

•                  improved light vehicle production in North America;

•                  the ongoing benefit of our efforts over the past few years to restructure and right-size our operations, as well as to reduce costs across the organization;

•                  the benefit of our efforts to improve underperforming operations around the world;

•                  the benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs; and

•                  an accounts receivable valuation allowance in the third quarter of 2009.

These factors were partially offset by a stock-based compensation charge as a result of modifying option agreements following the resignation of two employees.

Stock Split

Our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby our shareholders will receive an additional Common Share for each Common Share held. The stock dividend will be payable on November 24, 2010, to shareholders of record at the close of business on November 16, 2010. All equity-based compensation plans or arrangements and our normal course issuer bid (discussed below) will be adjusted to reflect the issuance of additional Common Shares due to the declaration of the stock split.

Magna International Inc. Third Quarter Report 2010	1

Increase in Dividend

Our Board of Directors also declared a quarterly dividend with respect to our outstanding Common Shares for the quarter ended September 30, 2010. In light of Magna’s performance, the Board decided to increase the dividend by 20% to U.S. $0.18 per share after giving effect to the two-for-one stock split referred to above (this equates to a dividend of U.S.  $0.36 per share on a pre stock split basis). This dividend is payable on December 15, 2010 to shareholders of record on November 30, 2010.

Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors approved a normal course issuer bid to purchase up to 4.0 million of our issued and outstanding Common Shares (adjusted to 8.0 million shares on a post stock split basis), representing approximately 3.3% of our outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options, and/or for purchases to fund our restricted stock unit program and our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 10, 2010 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Plan of Arrangement

On August 31, 2010, following approval by our Class A Subordinate Voting and Class B Shareholders, we completed the court-approved plan of arrangement (the “Arrangement”) with the Stronach group whereby our dual-class share structure was collapsed. The transaction also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

[a]   Capital Transaction

We purchased for cancellation all 726,829 outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 9.0 million newly issued Class A Subordinate Voting Shares. The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. Issue costs related to the issuance of these shares were $13 million.

In addition, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[b]   Vehicle Electrification Partnership

The partnership involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Our original investment in the partnership included the assets of our recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing our equity interest to 73%. The partnership is controlled by the Stronach group.

Governance

As previously announced, in connection with the elimination of our dual class structure effective August 31, 2010, our Chairman, Frank Stronach, has resigned as a member of the Nominating Committee of our Board of Directors. This vacancy was filled today by the Board’s appointment of Louis Lataif, Dean Emeritus of Boston University School of Management and former President of Ford Europe. The Nominating Committee is now comprised entirely of independent directors and, consistent with its mandate, will undertake a comprehensive review of the Board’s composition with a view to ensuring that the Board continues to have the capabilities to oversee our operations globally. The Nominating Committee plans to retain an internationally recognized firm to assist in its search for potential future Board members as part of this review process.

2	Magna International Inc. Third Quarter Report 2010

FINANCIAL RESULTS SUMMARY

During the third quarter of 2010, we posted sales of $5.9 billion, an increase of 27% from the third quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing the third quarter of 2010 to the third quarter of 2009:

•                  North American vehicle production increased by 28% and average dollar content per vehicle increased 9%;

•                  European vehicle production decreased 1% while average dollar content per vehicle increased 8%;

•                  Complete vehicle assembly sales increased 21% to $519 million, as complete vehicle assembly volumes increased 41%;

•                  Rest of World production sales increased 29% to $249 million from $193 million; and

•                  Tooling, engineering and other sales increased 52% to $502 million from $330 million.

During the third quarter of 2010, we generated operating income of $317 million compared to $81 million for the third quarter of 2009. The $236 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes in North America. In addition, operating income was positively impacted by:

•                  the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;

•                  lower restructuring and downsizing costs;

•                  a $16 million accounts receivable valuation allowance in the third quarter of 2009;

•                  productivity and efficiency improvements at certain facilities;

•                  lower warranty costs;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production.

These factors were partially offset by:

•                 operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities in Europe;

•                  higher incentive compensation;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;

•                  increased commodity costs;

•                  a $9 million favourable revaluation of our investment in asset-backed commercial paper (“ABCP”) in the third quarter of 2009;

•                  increased stock-based compensation; and

•                  net customer price concessions subsequent to the third quarter of 2009.

During the third quarter of 2010, net income increased $190 million to $241 million compared to $51 million for the third quarter of 2009. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.

During the third quarter of 2010, our diluted earnings per share increased by $1.61 to $2.06 compared to $0.45 for the third quarter of 2009. The increase in diluted earnings per share is as a result of the increase in net income partially offset by an increase in the weighted average number of diluted shares outstanding during the third quarter of 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during the third quarter of 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options.

Magna International Inc. Third Quarter Report 2010	3

UNUSUAL ITEMS

During the nine months ended September 30, 2010 and 2009, we recorded certain unusual items as follows:

	2010			2009
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Second Quarter
Impairment charges (1)	$—	$—	$—	$(75)	$(75)	$(0.67)
Restructuring charges (1)	(24)	(21)	(0.19)	(6)	(6)	(0.05)
Curtailment gain (2)	—	—	—	26	20	0.18
Total second quarter unusual items	(24)	(21)	(0.19)	(55)	(61)	(0.54)

First Quarter
Sale of facility (3)	14	14	0.12	—	—	—
Total first quarter unusual items	14	14	0.12	—	—	—

Total year to date unusual items	$(10)	$(7)	$(0.07)	$(55)	$(61)	$(0.54)

(1)         Restructuring and Impairment Charges

[a]   For the nine months ended September 30, 2010

During the second quarter of 2010, we recorded restructuring and rationalization costs of $21 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

[b]   For the nine months ended September 30, 2009

During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility’s cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009.

During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility.

(2)     Curtailment gain

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

(3)     Sale of Facility

During the first quarter of 2010, we sold our interest in an electronics systems joint venture in China and realized a $14 million gain.

4	Magna International Inc. Third Quarter Report 2010

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the third quarter ended September 30, 2010. In addition to the risk factors referenced above, our partnership with the Stronach group to pursue opportunities in the vehicle electrification business is subject to a number of additional risks. These additional risk factors are discussed in Magna’s Management Information Circular/Proxy Statement, dated May 31, 2010, under the heading “Risks Relating to the Vehicle Electrification Joint Venture.”

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2010	2009	Change		2010	2009	Change

1 Canadian dollar equals U.S. dollars	0.963	0.914	+	5%	0.966	0.860	+	12%
1 euro equals U.S. dollars	1.295	1.433	-	10%	1.317	1.368	-	4%
1 British pound equals U.S. dollars	1.552	1.638	-	5%	1.536	1.542		—

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Sales

	For the three months ended September 30,
	2010	2009	Change

Vehicle Production Volumes (millions of units)
North America	2.989	2.342	+	28%
Europe	2.898	2.928	-	1%

Average Dollar Content Per Vehicle
North America	$1,010	$927	+	9%
Europe	$571	$529	+	8%

Sales
External Production
North America	$3,018	$2,170	+	39%
Europe	1,654	1,548	+	7%
Rest of World	249	193	+	29%
Complete Vehicle Assembly	519	428	+	21%
Tooling, Engineering and Other	502	330	+	52%
Total Sales	$5,942	$4,669	+	27%

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External Production Sales - North America

External production sales in North America increased 39% or $0.8 billion to $3.0 billion for the third quarter of 2010 compared to $2.2 billion for the third quarter of 2009. This increase in production sales reflects a 28% increase in North American vehicle production volumes combined with a 9% increase in our North American average dollar content per vehicle.

Our average dollar content per vehicle grew by 9% or $83 to $1,010 for the third quarter of 2010 compared to $927 for the third quarter of 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2009, including the:

•                  Jeep Grand Cherokee;

•                  Ford Fiesta;

•                  GMC Terrain; and

•                  Cadillac SRX;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Chevrolet Traverse, GMC Acadia and Buick Enclave; and

•                  Chevrolet Equinox.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape, Mercury Mariner and Mazda Tribute;

•                  programs that ended production during or subsequent to the third quarter of 2009, including the Pontiac and Saturn brands; and

•                  net customer price concessions subsequent to the third quarter of 2009.

External Production Sales - Europe

External production sales in Europe increased 7% or $0.10 billion to $1.65 billion for the third quarter of 2010 compared to $1.55 billion for the third quarter of 2009. This increase in production sales reflects an 8% increase in our European average dollar content per vehicle partially offset by a 1% decrease in European vehicle production volumes.

Our average dollar content per vehicle grew by 8% or $42 to $571 for the third quarter of 2010 compared to $529 for the third quarter of 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2009, including the:

•                  MINI Countryman;

•                  Peugeot RCZ;

•                  Porsche Cayenne and Volkswagen Touareg;

•                  Audi A1;

•                  Opel Astra; and

•                  Mercedes-Benz SLS;

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Volkswagen Tiguan;

•                  Audi Q5;

•                  BMW X1;

•                  Porsche Panamera; and

•                  Ford Transit; and

•                  acquisitions completed during or subsequent to the third quarter of 2009.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  smart fortwo;

•                  Mercedes-Benz B-Class;

•                  Honda Civic; and

•                  Volkswagen Golf;

•                  programs that ended production during or subsequent to the third quarter of 2009; and

•                  net customer price concessions subsequent to the third quarter of 2009.

6	Magna International Inc. Third Quarter Report 2010

External Production Sales — Rest of World

External production sales in Rest of World increased 29% or $56 million to $249 million for the third quarter of 2010 compared to $193 million for the third quarter of 2009, primarily as a result of:

•                  increased production and/or content on certain programs in China and Korea;

•                  the acquisition of a Japanese roof systems facility in the first quarter of 2010;

•                  the launch of new programs during or subsequent to the third quarter of 2009 in China; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

These factors were partially offset by the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	For the three months ended September 30,
	2010	2009	Change

Complete Vehicle Assembly Sales	$519	$428	+	21%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
MINI Countryman, BMW X3, Peugeot RCZ,
Mercedes-Benz G-Class, Aston Martin Rapide and Saab 9[3] Convertible	20,664	12,344
Value-Added:
Chrysler 300, Jeep Grand Cherokee and Jeep Commander	—	2,330
	20,664	14,674	+	41%

Complete vehicle assembly sales increased 21% or $91 million to $519 million for the third quarter of 2010 compared to $428 million for the third quarter of 2009, while assembly volumes increased 41% or 5,990 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to the third quarter of 2009, including the:

•                  MINI Countryman;

•                  Peugeot RCZ; and

•                  Aston Martin Rapide; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class.

These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010;

•                  Saab 93 Convertible in the fourth quarter of 2009; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.

In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

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Tooling, Engineering and Other

Tooling, engineering and other sales increased 52% or $172 million to $502 million for the third quarter of 2010 compared to $330 million for the third quarter of 2009.

In the third quarter of 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Jeep Grand Cherokee;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Porsche Cayenne;

•                  Chevrolet Silverado and GMC Sierra; and

•                  Chevrolet Volt.

In the third quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Opel/Vauxhall Astra;

•                  MINI Cooper and Countryman;

•                  Chevrolet Silverado and GMC Sierra;

•                  BMW X3;

•                  Ford F-Series;

•                  Porsche Panamera;

•                  Opel Insignia;

•                  Ford Freestar; and

•                  Audi Q5.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Gross Margin

Gross margin increased $258 million to $810 million for the third quarter of 2010 compared to $552 million for the third quarter of 2009 and gross margin as a percentage of total sales increased to 13.6% for the third quarter of 2010 compared to 11.8% for the third quarter of 2009. The 1.8% increase in gross margin as a percentage of total sales was substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes in North America. In addition, gross margin as a percentage of total sales was positively impacted by:

•                  the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;

•                  lower restructuring and downsizing costs;

•                  productivity and efficiency improvements at certain facilities;

•                  lower warranty costs; and

•                  lower costs incurred related to launches or for programs that have not fully ramped up production.

These factors were partially offset by:

•                 operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities in Europe;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs; and

•                  net customer price concessions subsequent to the third quarter of 2009.

Depreciation and Amortization

Depreciation and amortization costs decreased 13% or $25 million to $161 million for the third quarter of 2010 compared to $186 million for the third quarter of 2009. The decrease in depreciation and amortization was primarily as a result of:

•                  the impairment of certain assets subsequent to the third quarter of 2009;

•                  a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro against the U.S. dollar; and

•                  the disposition of certain facilities subsequent to the third quarter of 2009.

8	Magna International Inc. Third Quarter Report 2010

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 5.8% for the third quarter of 2010, compared to 6.1% for the third quarter of 2009. SG&A expense increased $56 million to $342 million for the third quarter of 2010 compared to $286 million for the third quarter of 2009. The increase in SG&A expense was primarily as a result of:

•                  higher incentive compensation;

•                  a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;

•                  a $9 million favourable revaluation of our investment in ABCP in the third quarter of 2009;

•                  higher costs to support the increased sales level; and

•                  higher stock-based compensation.

These factors were partially offset by:

•                  a $16 million accounts receivable valuation allowance in the third quarter of 2009;

•                  a decrease in reported U.S. dollar SG&A due to the weakening of the euro against the U.S. dollar;

•                  lower restructuring and downsizing costs; and

•                  the closure or disposition of certain facilities during or subsequent to the third quarter of 2009.

Earnings before Interest and Taxes (“EBIT”) (1)

	For the three months ended September 30,
	External Sales			EBIT
	2010	2009	Change	2010	2009	Change

North America	$3,227	$2,304	$923	$276	$108	$168
Europe	2,404	2,158	246	11	(47)	58
Rest of World	257	201	56	19	18	1
E-Car Systems	7	1	6	(16)	(13)	(3)
Corporate and Other	47	5	42	24	17	7
Total	$5,942	$4,669	$1,273	$314	$83	$231

North America

EBIT in North America increased $168 million to $276 million for the third quarter of 2010 compared to $108 million for the third quarter of 2009. The increase in EBIT was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  productivity and efficiency improvements at certain facilities;

•                  lower warranty costs;

•                  a $3 million accounts receivable valuation allowance in the third quarter of 2009; and

•                  lower restructuring and downsizing costs.

These factors were partially offset by:

•                  increased commodity costs;

•                  higher incentive compensation;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher affiliation fees paid to corporate;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the third quarter of 2009.

(1)       EBIT is defined as income (loss) from operations before income taxes and minority interest as presented on our unaudited interim consolidated financial statements before net interest (income) expense.

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Europe

EBIT in Europe increased $58 million to $11 million for the third quarter of 2010 compared to a loss of $47 million for the third quarter of 2009 due to:

•                  lower costs incurred related to launches or for programs that have not fully ramped up production;

•                  a $13 million accounts receivable valuation allowance in the third quarter of 2009;

•                  lower warranty costs; and

•                  lower restructuring and downsizing costs.

These factors were partially offset by:

•                 operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher management compensation; and

•                  net customer price concessions subsequent to the third quarter of 2009.

Rest of World

Rest of World EBIT increased $1 million to $19 million for the third quarter of 2010 compared to $18 million for the third quarter of 2009, primarily as a result of:

•                  additional margin earned on increased production sales; and

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2009.

These factors were partially offset by:

•                  the write-off of certain assets; and

•                  the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010.

E-Car Systems

E-Car Systems EBIT decreased $3 million to a loss of $16 million for the third quarter of 2010 compared to a loss of $13 million for the third quarter of 2009, primarily as a result of higher development and launch costs.

Corporate and Other

Corporate and Other EBIT increased $7 million to $24 million for the third quarter of 2010 compared to $17 million for the third quarter of 2009, primarily as a result of:

•                  the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;

•                  an increase in affiliation fees earned from our divisions;

•                  the positive impact of foreign exchange; and

•                  an increase in equity income earned.

These factors were partially offset by:

•                  a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;

•                  a $9 million favourable revaluation of our investment in ABCP in the third quarter of 2009;

•                  higher incentive compensation; and

•                  higher stock-based compensation.

Interest (Income) Expense, net

During the third quarter of 2010, we recorded net interest income of $3 million compared to $2 million of net interest expense for the third quarter of 2009. The $5 million increase in net interest income is as a result of a reduction in interest expense due to the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009 and our 6.5% Convertible Subordinated Debentures subsequent to the third quarter of 2009.

10	Magna International Inc. Third Quarter Report 2010

Operating Income

Operating income increased $236 million to $317 million for the third quarter of 2010 compared to $81 million for the third quarter of 2009. The increase in operating income is the result of the increase in EBIT and the decrease in net interest expense, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) decreased to 24.8% for the third quarter of 2010 compared to 38.5% for the third quarter of 2009. The effective income tax rate decreased primarily due to the utilization of losses that were previously not benefited, mainly in the United States.

Minority Interest

During the third quarter of 2010, we recorded $1 million of minority interest recovery with respect to the loss incurred in our E-Car systems partnership for the month of September.

Net Income

Net income increased $190 million to $241 million for the third quarter of 2010 compared to $51 million for the third quarter of 2009. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Earnings per Share

	For the three months
	ended September 30,
	2010	2009	Change

Earnings per Common Share or Class B Share
Basic	$2.08	$0.45		$1.63
Diluted	$2.06	$0.45		$1.61

Average number of Common Shares and Class B Shares outstanding (millions)
Basic	115.2	111.7	+	3%
Diluted	116.8	112.9	+	3%

Diluted earnings per share increased $1.61 to $2.06 for the third quarter of 2010 compared to $0.45 for the third quarter of 2009 as a result of the increase in net income, described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during the third quarter of 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options.

Magna International Inc. Third Quarter Report 2010	11

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2010	2009	Change

Net income	$241	$51
Items not involving current cash flows	181	207
	422	258	$164
Changes in non-cash operating assets and liabilities	(57)	(234)
Cash provided from operating activities	$365	$24	$341

Cash flow from operations before changes in non-cash operating assets and liabilities increased $164 million to $422 million for the third quarter of 2010 compared to $258 million for the third quarter of 2009. The increase in cash flow from operations was due to a $190 million increase in net income, as discussed above, partially offset by a $26 million decrease in items not involving current cash flows. The decrease in items not involving current cash flows was primarily as a result of a $25 million decrease in depreciation and amortization and a $34 million decrease in other non-cash charges (including the previously discussed benefit of the commercial settlement) offset in part by the $40 million increase in future income taxes and non-cash portion of current taxes. Items not involving current cash flows are comprised of the following:

	For the three months
	ended September 30,
	2010	2009

Depreciation and amortization	$161	$186
Amortization of other assets included in cost of goods sold	26	27
Future income taxes and non-cash portion of current taxes	16	(24)
Amortization of employee wage buydown	5	6
Minority interest	(1)	—
Equity income	(7)	(3)
Other non-cash charges	(19)	15
Items not involving current cash flows	$181	$207

Cash invested in non-cash operating assets and liabilities amounted to $57 million for the third quarter of 2010 compared to cash invested of $234 million for the third quarter of 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended September 30,
	2010	2009

Accounts receivable	$(152)	$(745)
Inventories	(130)	(96)
Prepaid expenses and other	(8)	(17)
Accounts payable	191	541
Accrued salaries and wages	34	51
Other accrued liabilities	(62)	4
Income taxes payable	71	29
Deferred revenue	(1)	(1)
Changes in non-cash operating assets and liabilities	$(57)	$(234)

The increases in accounts receivable, inventories and accounts payable in the third quarter of 2010 was primarily due to the increase in production activities at the end of the third quarter of 2010 compared to the end of the second quarter of 2010 and new program launches. The increase in income taxes payable was primarily due to a higher income tax provision, resulting from increased earnings in excess of required instalment payments, as well as the receipt of income tax refunds.

12	Magna International Inc. Third Quarter Report 2010

Capital and Investment Spending

	For the three months
	ended September 30,
	2010	2009	Change

Fixed asset additions	$(182)	$(153)
Investments and other assets	(45)	(92)
Fixed assets, investments and other assets additions	(227)	(245)
Purchase of subsidiaries	(6)	(11)
Proceeds from disposition	52	6
Cash used for investing activities	$(181)	$(250)	$69

Fixed and other assets additions

In the third quarter of 2010, we invested $182 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2010 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2010.

In the third quarter of 2010, we invested $42 million in other assets related primarily to fully reimbursable tooling costs at our body & chassis systems operations and planning and engineering costs at powertrain systems operations for programs that will be launching subsequent to the third quarter of 2010.

Purchase of subsidiaries

During the third quarter of 2010, we invested $6 million to purchase subsidiaries.

Proceeds from disposition

Proceeds from disposition in the third quarter of 2010 were $52 million which included:

•                  a cash payment received on the sale of a long-term receivable related to fully reimbursable capitalized pre-production costs; and

•                  normal course fixed and other asset disposals.

Financing

	For the three months
	ended September 30,
	2010	2009	Change

(Decrease) increase in bank indebtedness	$(13)	$6
Repayments of debt	(31)	(154)
Issues of debt	—	3
Repurchase of Class B Shares	(300)	—
Issue of general partnership units by subsidiary	80	—
Issues of Common Shares	2	1
Settlement of stock options	(4)	—
Settlement of stock appreciation rights	—	(1)
Cash dividends paid	(38)	—
Cash used for financing activities	$(304)	$(145)	$(159)

During the third quarter of 2010, we repaid $29 million of debt assumed on the acquisition of Cadence Innovation s.r.o. (“Cadence”).

In connection with the Arrangement, during the third quarter of 2010, we purchased for cancellation all 726,829 outstanding Class B Shares for $300 million. In addition, the Stronach group invested $80 million in the Vehicle Electrification Partnership.

In August of 2010 our Board of Directors declared a dividend of $0.30 per Common Share or Class B Share in respect of the second quarter of 2010. These dividends, which aggregated to $38 million, were paid in the third quarter of 2010.

Magna International Inc. Third Quarter Report 2010	13

Financing Resources

	As at	As at
	September 30,	December 31,
	2010	2009	Change

Liabilities
Bank indebtedness	$58	$48
Long-term debt due within one year	14	16
Long-term debt	48	115
	120	179
Minority interest	84	—
Shareholders’ equity	7,853	7,360
Total capitalization	$8,057	$7,539	$518

Total capitalization increased by $0.52 billion to $8.06 billion at September 30, 2010 compared to $7.54 billion at December 31, 2009. The increase in capitalization was a result of a $493 million increase in shareholders’ equity and an $84 million increase in minority interest partially offset by a $59 million decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned during the first nine months of 2010;

•                net unrealized gains on cash flow hedges, and the reclassification of net gains on cash flow hedges from accumulated other comprehensive income to net income; and

•                  an increase in contributed surplus related to stock-based compensation expense.

These factors were partially offset by:

•                  the repurchase of Class B Shares in connection with the Arrangement; and

•                  dividends paid during the second and third quarters of 2010.

The increase in minority interest was as a result of the formation of the E-Car partnership.

The decrease in liabilities is primarily as a result of the repayment of debt in the second and third quarters of 2010 assumed on the acquisition of Cadence.

Cash Resources

During the first nine months of 2010, our cash resources increased by $0.3 billion to $1.7 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities and financing activities (including cash used for the Arrangement), as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion. The unused and available portion of our lines of credit was unchanged at $1.9 billion during the first nine months of 2010.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 4, 2010 were exercised:

Common Shares	121,175,773
Stock options (i)	5,556,330
126,732,063

(i)          Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2010 that are outside the ordinary course of our business. Refer to our MD&A included in our 2009 Annual Report.

14	Magna International Inc. Third Quarter Report 2010

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

Sales

	For the nine months
	ended September 30,
	2010	2009	Change

Vehicle Production Volumes (millions of units)
North America	8.967	5.838	+	54%
Europe	9.767	8.540	+	14%

Average Dollar Content Per Vehicle
North America	$979	$873	+	12%
Europe	$530	$484	+	10%

Sales
External Production
North America	$8,783	$5,098	+	72%
Europe	5,181	4,135	+	25%
Rest of World	739	455	+	62%
Complete Vehicle Assembly	1,555	1,252	+	24%
Tooling, Engineering and Other	1,246	1,008	+	24%
Total Sales	$17,504	$11,948	+	47%

External Production Sales - North America

External production sales in North America increased 72% or $3.7 billion to $8.8 billion for the nine months ended September 30, 2010 compared to $5.1 billion for the nine months ended September 30, 2009. This increase in production sales reflects a 54% increase in North American vehicle production volumes combined with a 12% increase in our North American average dollar content per vehicle.

Our average dollar content per vehicle grew by 12% or $106 to $979 for the nine months ended September 30, 2010 compared to $873 for the nine months ended September 30, 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2009, including the:

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Grand Cherokee;

•                  Cadillac SRX; and

•                  Chevrolet Cruze;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  Chevrolet Traverse, GMC Acadia and Buick Enclave;

•                  GM full-sized SUVs;

•                  Dodge Journey; and

•                  Jeep Wrangler; and

•                  the acquisition of several facilities from Meridian Automotive Systems Inc. in the third quarter of 2009.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the nine months ended September 30, 2009, including the Pontiac and Saturn brands;

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape, Mercury Mariner and Mazda Tribute; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2009.

Magna International Inc. Third Quarter Report 2010	15

External Production Sales - Europe

External production sales in Europe increased 25% or $1.05 billion to $5.18 billion for the nine months ended September 30, 2010 compared to $4.13 billion for the nine months ended September 30, 2009. This increase in production sales reflects a 14% increase in European vehicle production volumes combined with a 10% increase in our European average dollar content per vehicle.

Our average dollar content per vehicle grew by 10% or $46 to $530 for the nine months ended September 30, 2010 compared to $484 for the nine months ended September 30, 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2009, including the:

•                  Porsche Panamera;

•                  Peugeot RCZ;

•                  Mercedes-Benz SLS;

•                  Opel Astra;

•                  MINI Countryman; and

•                  Skoda Yeti;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2009, including Cadence; and

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the BMW X1.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro, against the U.S. dollar;

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the smart fortwo; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2009.

External Production Sales – Rest of World

External production sales in Rest of World increased 62% or $284 million to $739 million for the nine months ended September 30, 2010 compared to $455 million for the nine months ended September 30, 2009, primarily as a result of:

•                  increased production and/or content on certain programs in China, Korea, Brazil and South Africa;

•                  the acquisition of a Japanese roof systems facility in the first quarter of 2010;

•                  the launch of new programs during or subsequent to the third quarter of 2009 in China and Japan; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Korean Won, both against the U.S. dollar.

These factors were partially offset by the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010.

16	Magna International Inc. Third Quarter Report 2010

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2010	2009	Change

Complete Vehicle Assembly Sales	$1,555	$1,252	+	24%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Peugeot RCZ, MINI Countryman,
Mercedes-Benz G-Class, Aston Martin Rapide and Saab 9[3] Convertible	55,519	37,363
Value-Added:
Chrysler 300, Jeep Grand Cherokee and Jeep Commander	5,497	3,405
	61,016	40,768	+	50%

Complete vehicle assembly sales increased 24% or $0.3 billion to $1.6 billion for the nine months ended September 30, 2010 compared to $1.3 billion for the nine months ended September 30, 2009, while assembly volumes increased 50% or 20,248 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to the nine months ended September 30, 2009, including the:

•                  Peugeot RCZ;

•                  Aston Martin Rapide; and

•                  MINI Countryman; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class.

These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010;

•                  Saab 93 Convertible in the fourth quarter of 2009; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.

In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 24% or $0.2 billion to $1.2 billion for the nine months ended September 30, 2010 compared to $1.0 billion for the nine months ended September 30, 2009.

In the nine months ended September 30, 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Ford Fiesta;

•                  Jeep Grand Cherokee;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Cayenne

•                  Audi A8; and

•                  Peugeot RCZ.

In the nine months ended September 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman and Countryman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Opel/Vauxhall Astra;

•                  Porsche Panamera;

•                  BMW X3;

•                  Cadillac SRX and Saab 9-4X;

•                  Ford F-Series;

•                  Audi Q3; and

•                  Buick LaCrosse.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Magna International Inc. Third Quarter Report 2010	17

EBIT

	For the nine months ended September 30,
	External Sales			EBIT
	2010	2009	Change	2010	2009	Change

North America	$9,310	$5,571	$3,739	$825	$(165)	$990
Europe	7,354	5,864	1,490	98	(197)	295
Rest of World	778	497	281	76	25	51
E-Car Systems	8	3	5	(52)	(28)	(24)
Corporate and Other	54	13	41	22	(13)	35
Total	$17,504	$11,948	$5,556	$969	$(378)	$1,347

Included in EBIT for the nine-month periods ended September 30, 2010 and 2009 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the nine months
	ended September 30,
	2010	2009

North America
Impairment charges	$—	$(75)
Restructuring charges	(24)	(6)
Curtailment gain	—	26
	(24)	(55)
Rest of World
Sale of facility	14	—
	$(10)	$(55)

North America

EBIT in North America increased $990 million to $825 million for the nine months ended September 30, 2010 compared to a loss of $165 million for the nine months ended September 30, 2009. Excluding the North American unusual items discussed in the “Unusual Items” section, the $959 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the nine months ended September 30, 2009;

•                  lower restructuring and downsizing costs;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower warranty costs.

These factors were partially offset by:

•                  higher affiliation fees paid to corporate;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher incentive compensation;

•                  increased commodity costs; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2009.

18	Magna International Inc. Third Quarter Report 2010

Europe

EBIT in Europe increased $295 million to $98 million for the nine months ended September 30, 2010 compared to a loss of $197 million for the nine months ended September 30, 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  favourable settlement of certain commercial items;

•                  incremental margin earned related to the acquisition of Cadence;

•                  a $10 million recovery, during the first nine months 2010, of receivables that had a $13 million accounts receivable valuation allowance recorded in the third quarter of 2009;

•                  lower restructuring and downsizing costs;

•                  the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the nine months ended September 30, 2009;

•                  the sale or closure of certain underperforming divisions subsequent to the nine months ended September 30, 2009;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain electronics, and exteriors and interiors systems facilities;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher warranty costs;

•                  higher affiliation fees paid to corporate;

•                  increased commodity costs;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to the third quarter of 2009.

Rest of World

EBIT in Rest of World increased $51 million to $76 million for the nine months ended September 30, 2010 compared to $25 million for the nine months ended September 30, 2009. Excluding the Rest of World unusual items discussed in the “Unusual Items” section, the $37 million increase in EBIT was primarily as a result of:

•                  additional margin earned on increased production sales; and

•                  incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2009.

E-Car Systems

E-Car Systems EBIT decreased $24 million to a loss of $52 million for the nine months ended September 30, 2010 compared to a loss of $28 million for the nine months ended September 30, 2009, primarily as a result of higher development and launch costs.

Corporate and Other

Corporate and Other EBIT increased $35 million to $22 million for the nine months ended September 30, 2010 compared to a loss of $13 million for the nine months ended September 30, 2009, primarily as a result of:

•                  the $33 million benefit of a commercial settlement with a customer related to the recovery of previously expensed engineering and design costs;

•                  an increase in affiliation fees earned from our divisions;

•                  the positive impact of foreign exchange; and

•                  an increase in equity income earned.

These factors were partially offset by:

•                  increased incentive compensation; and

•                  a $16 million stock-based compensation charge as a result of modifying option agreements following the resignation of two employees;

•                  a $9 million favourable revaluation of our investment in asset-backed commercial paper in the third quarter of 2009; and

•                  increased stock-based compensation.

Magna International Inc. Third Quarter Report 2010	19

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims.

For a discussion of risk factors relating to legal and other claims against us, refer to page 35 of our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: future purchases of Common Shares pursuant to our normal course issuer bid and any resultant offsetting of dilution. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our partnership with the Stronach group to pursue opportunities in the vehicle electrification business; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings, including, without limitation, factors set out in our Management Information Circular/Proxy Statement, dated May 31, 2010 under the heading “Risks Relating to the Vehicle Electrification Joint Venture.” In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

20	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2010	2009	2010	2009

Sales		$5,942	$4,669	$17,504	$11,948

Costs and expenses
Cost of goods sold	3	5,132	4,117	15,092	10,853
Depreciation and amortization		161	186	490	536
Selling, general and administrative	3,8	342	286	976	863
Interest (income) expense, net		(3)	2	(6)	8
Equity income		(7)	(3)	(23)	(1)
Impairment charges	3	—	—	—	75
Income (loss) from operations before income taxes and minority interest		317	81	975	(386)
Income taxes		77	30	219	(32)
Minority interest	2	(1)	—	(1)	—
Net income (loss)		241	51	757	(354)
Other comprehensive income (loss):	11
Net unrealized gains on translation of net investment in foreign operations		290	261	8	354
Net unrealized gains (losses) on cash flow hedges		30	(13)	65	32
Net unrealized gains on available-for-sale investments		8	—	8	—
Reclassifications of net (gains) losses on cash flow hedges to net income (loss)		(4)	8	(20)	51
Comprehensive income		$565	$307	$818	$83

Earnings (loss) per Common Share or Class B Share:
Basic		$2.08	$0.45	$6.69	$(3.17)
Diluted		$2.06	$0.45	$6.61	$(3.17)

Cash dividends paid per Common Share or Class B Share		$0.30	$—	$0.48	$0.18

Average number of Common Shares and Class B Shares outstanding during the period [in millions]:
Basic		115.2	111.7	113.1	111.7
Diluted		116.8	112.9	114.4	111.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
[Unaudited]
[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
		2010	2009	2010	2009

Retained earnings, beginning of period		$3,339	$2,931	$2,843	$3,357
Net income (loss)		241	51	757	(354)
Dividends on Common Shares and Class B Shares		(38)	—	(58)	(21)
Repurchase of Class B Shares	2	(976)	—	(976)	—
Retained earnings, end of period		$2,566	$2,982	$2,566	$2,982

See accompanying notes

Magna International Inc. Third Quarter Report 2010	21

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2010	2009	2010	2009

Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)		$241	$51	$757	$(354)
Items not involving current cash flows	4	181	207	523	708
		422	258	1,280	354
Changes in non-cash operating assets and liabilities	4	(57)	(234)	(322)	(341)
Cash provided from operating activities		365	24	958	13

INVESTMENT ACTIVITIES
Fixed asset additions		(182)	(153)	(479)	(399)
Purchase of subsidiaries		(6)	(11)	(8)	(50)
Increase in investments and other assets	5	(45)	(92)	(99)	(198)
Proceeds from disposition		52	6	245	17
Cash used for investing activities		(181)	(250)	(341)	(630)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(13)	6	18	(597)
Repayments of debt		(31)	(154)	(67)	(169)
Issues of debt		—	3	5	5
Repurchase of Class B Shares	2	(300)	—	(300)	—
Issue of general partnership units by subsidiary	2	80	—	80	—
Issues of Common Shares		2	1	11	1
Settlement of stock options	8	(4)	—	(4)	—
Settlement of stock appreciation rights	8	—	(1)	—	(1)
Dividends		(38)	—	(58)	(21)
Cash used for financing activities		(304)	(145)	(315)	(782)

Effect of exchange rate changes on cash and cash equivalents		80	51	19	51

Net (decrease) increase in cash and cash equivalents during the period		(40)	(320)	321	(1,348)
Cash and cash equivalents, beginning of period		1,695	1,729	1,334	2,757
Cash and cash equivalents, end of period		$1,655	$1,409	$1,655	$1,409

See accompanying notes

22	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2010	2009

ASSETS
Current assets
Cash and cash equivalents	4	$1,655	$1,334
Accounts receivable		4,257	3,062
Inventories		2,029	1,721
Income taxes receivable		—	50
Prepaid expenses and other		171	136
		8,112	6,303

Investments	13	257	238
Fixed assets, net		3,747	3,811
Goodwill	3	1,124	1,132
Future tax assets		152	168
Other assets	5	531	651
		$13,923	$12,303

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$58	$48
Accounts payable		3,706	3,001
Accrued salaries and wages		525	372
Other accrued liabilities	6	985	862
Income taxes payable		135	—
Long-term debt due within one year		14	16
		5,423	4,299

Deferred revenue		15	19
Long-term debt		48	115
Other long-term liabilities	7	360	369
Future tax liabilities		140	141
Minority interest	2	84	—
		6,070	4,943

Shareholders’ equity
Capital stock	2, 9
Common Shares
[issued: 121,122,473; December 31, 2009 — 111,933,031]		4,296	3,613
Class B Shares
[issued: nil; December 31, 2009 — 726,829]		—	—
Contributed surplus	10	89	63
Retained earnings		2,566	2,843
Accumulated other comprehensive income	11	902	841
		7,853	7,360
		$13,923	$12,303

See accompanying notes

Magna International Inc. Third Quarter Report 2010	23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes included in the Company’s 2009 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2009 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2010 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2010 and 2009.

Seasonality

Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately 2 weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              PLAN OF ARRANGEMENT

On August 31, 2010, following approval by the Class A Subordinate Voting and Class B Shareholders of the Company, we completed the court-approved plan of arrangement (the “Arrangement”) with the Stronach group whereby the Company’s dual-class share structure was collapsed. The transaction also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

[a]          Capital Transaction

The Company purchased for cancellation all 726,829 outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 9.0 million newly issued Class A Subordinate Voting Shares. The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. The costs related to the Arrangement were $13 million.

In addition, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[b]          Vehicle Electrification Partnership

The partnership involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid (H) and electric vehicles (EV) and all ancillary activities in connection with electric vehicle technologies. Magna’s original investment in the partnership included the assets of the Company’s recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing Magna’s equity interest to 73%. The partnership is controlled by the Stronach group.

24	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              PLAN OF ARRANGEMENT (CONTINUED)

The impact of the Arrangement on the consolidated balance sheet was as follows:

	Class A		Stronach
	Subordinate	Class B	Group
	Voting Share	Share	Investment	Net
	Issuance	Repurchase	in E-Car	Impact

Number of shares issued (repurchased)	9,000,000	(726,829)	—	8,273,171

Cash received (paid)	(13)	(300)	80	(233)

Increase in Minority interest	—	—	80	80

Increase in capital stock	663	—	—	663
Decrease in retained earnings	(676)	(300)	—	(976)
Decrease in shareholders’ equity	(13)	(300)	—	(313)

3.              RESTRUCTURING AND IMPAIRMENT CHARGES

[a]          For the nine months ended September 30, 2010

During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $21 million [$18 million after tax] in costs of goods sold and $3 million [$3 million after tax] in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States.

[b]          For the nine months ended September 30, 2009

During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility’s cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if the Company had acquired the reporting unit as at June 30, 2009.

During the second quarter of 2009, the Company recorded restructuring costs of $6 million [$6 million after tax] in costs of goods sold related to the planned closure of this powertrain systems facility.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]          Cash and cash equivalents:

	September 30,	December 31,
	2010	2009

Bank term deposits, bankers acceptances and government paper	$1,178	$852
Cash	258	409
Cash in joint ventures and partnerships	219	73
	$1,655	$1,334

Magna International Inc. Third Quarter Report 2010	25

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Depreciation and amortization	$161	$186	$490	$536
Amortization of other assets included in cost of goods sold	26	27	55	70
Future income taxes and non-cash portion of current taxes	16	(24)	3	(11)
Amortization of employee wage buydown [note 5]	5	6	14	18
Impairment charges	—	—	—	75
Curtailment Gain [note 7]	—	—	—	(26)
Minority interest	(1)	—	(1)	—
Equity income	(7)	(3)	(23)	(1)
Other non-cash charges	(19)	15	(15)	47
	$181	$207	$523	$708

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Accounts receivable	$(152)	$(745)	$(1,191)	$(319)
Inventories	(130)	(96)	(313)	(85)
Prepaid expenses and other	(8)	(17)	(21)	(16)
Accounts payable	191	541	721	210
Accrued salaries and wages	34	51	144	(16)
Other accrued liabilities	(62)	4	158	(45)
Income taxes payable (receivable)	71	29	184	(58)
Deferred revenue	(1)	(1)	(4)	(12)
	$(57)	$(234)	$(322)	$(341)

5.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2010	2009

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$327	$433
Long-term receivables	62	50
Patents and licences, net	24	20
Employee wage buydown, net	11	25
Other, net	107	123
	$531	$651

26	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2010	2009

Balance, beginning of period	$75	$75
Expense, net	10	5
Settlements	(4)	(10)
Foreign exchange and other	(2)	(2)
Balance, March 31,	79	68
Expense (income), net	11	(1)
Settlements	(19)	(6)
Foreign exchange and other	(4)	4
Balance, June 30,	67	65
(Income) expense, net	(2)	7
Settlements	(4)	(10)
Foreign exchange and other	5	1
Balance, September 30,	$66	$63

7.              EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Defined benefit pension plans and other	$3	$4	$10	$10
Termination and long service arrangements	5	9	17	25
Retirement medical benefits plan [a]	—	—	—	(18)
	$8	$13	$27	$17

[a]          During the three months ended June 30, 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the three-month period ended June 30, 2009.

Magna International Inc. Third Quarter Report 2010	27

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              STOCK-BASED COMPENSATION

[a]          Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2010			2009
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	3,575,272	68.51	2,494,272	2,746,145	82.01	2,724,145
Granted	2,525,000	60.00	—	1,075,000	33.09	—
Exercised	(204,462)	45.04	(204,462)	—	—	—
Cancelled	(25,500)	73.27	(25,500)	(1,085)	68.55	(1,085)
Vested	—	—	358,333	—	—	2,000
March 31	5,870,310	65.65	2,622,643	3,820,060	68.25	2,725,060
Granted	35,000	71.96	—	—	—	—
Exercised	(48,590)	51.72	(48,590)	—	—	—
Cancelled	(6,906)	87.44	(6,906)	(14,359)	79.16	(4,359)
Vested	—	—	1,000	—	—	1,000
June 30	5,849,814	65.77	2,568,147	3,805,701	68.20	2,721,701
Exercised	(26,984)	56.25	(26,984)	(30,289)	63.02	(30,289)
Cancelled (ii)	(121,500)	53.13	(121,500)	(166,411)	63.02	(166,411)
Vested	—	—	1,000	—	—	1,000
September 30	5,701,330	66.09	2,420,663	3,609,001	68.49	2,526,001

(i)          The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)      On August 19, 2010, options to acquire 121,500 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus [note 10].

On August 12, 2009, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights [“SARs”] to certain executives in respect of 191,700 previously granted and unexercised stock options.

On August 14, 2009, 166,411 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options.

28	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              STOCK-BASED COMPENSATION (CONTINUED)

The weighted average assumptions used in measuring the fair value of stock options granted and/or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Risk free interest rate	2.00%	—	2.27%	1.66%
Expected dividend yield	2.00%	—	2.00%	2.05%
Expected volatility	35%	—	35%	31%
Expected time until exercise	3 years	—	4 years	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$ 27.84	$ —	$ 18.77	$ 7.20

During the three-month period ended September 30, 2010, following the resignation of two employees of the Company, option agreements with these employees were modified, which resulted in a one-time charge to compensation expense of $16 million.  This charge represents the fair value of the options at the date of modification net of the originally measured compensation cost which has been reversed.

Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2010 was $23 million [2009 - $1 million], and $33 million [2009 - $2 million], respectively.

[b]          Long-term retention program

Information about the Company’s long-term retention program is as follows [number of shares in table below are expressed in whole numbers]:

	September 30,
	2010	2009

Common Shares awarded and not released	591,368	685,989

Reduction in stated value of Common Shares	$39	$45

Unamortized compensation expense recorded as a reduction of shareholder’s equity	$25	$30

Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2010 was $2 million [2009 - $2 million], and $5 million [2009 - $6 million], respectively.

Magna International Inc. Third Quarter Report 2010	29

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              CAPITAL STOCK

[a]          In accordance with the Arrangement, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[b]         Changes in Capital Stock for the three-month and nine-month periods ended September 30, 2010 consist of the following [numbers of shares in the following table are expressed in whole numbers]:

	Common		Class B
	Number of	Stated	Number of	Stated
	shares	value	shares	value

Issued and outstanding at December 31, 2009	111,933,031	$ 3,613	726,829	$ —
Release of restricted stock	—	6
Repurchase and cancellation	(100,000)	—
Issued under the Incentive Stock Option Plan	204,462	8
Issued and outstanding at March 31, 2010	112,037,493	3,627	726,829	—
Issued under the Incentive Stock Option Plan	48,590	3
Issued under the Dividend Reinvestment Plan	2,020	—
Issued and outstanding at June 30, 2010	112,088,103	3,630	726,829	—
Repurchase and cancellation under the Arrangement [note 2]	—	—	(726,829)	—
Issued under the Arrangement [note 2]	9,000,000	663
Issued under the Incentive Stock Option Plan	26,984	2
Issued under the Dividend Reinvestment Plan	7,386	1
Issued and outstanding at September 30, 2010	121,122,473	$ 4,296	—	$ —

[c]        The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 4, 2010 were exercised or converted:

Common Shares	121,175,733
Stock options (i)	5,556,330
126,732,063

(i)          Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

10.       CONTRIBUTED SURPLUS

Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Common Shares and accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

	2010	2009

Balance, beginning of period	$63	$67
Stock-based compensation expense	5	2
Release of restricted stock	(6)	(6)
Stock options exercised	(1)	—
Balance, March 31,	61	63
Stock-based compensation expense	8	3
Stock options exercised	(1)	—
Balance, June 30,	68	66
Stock-based compensation expense	25	3
In-the-money value of surrendered options [note 8]	(4)	—
Exercise of stock appreciation rights	—	(1)
Balance, September 30	$89	$68

30	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2010	2009

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$854	$447
Net unrealized gains (losses) on translation of net investment in foreign operations	17	(135)
Balance, March 31	871	312
Net unrealized (losses) gains on translation of net investment in foreign operations	(299)	228
Balance, June 30	572	540
Net unrealized gains on translation of net investment in foreign operations	290	261
Balance, September 30	862	801

Accumulated net unrealized gains (losses) on cash flow hedges (i)
Balance, beginning of period	(13)	(113)
Net unrealized gains on cash flow hedges	59	4
Reclassifications of net losses on cash flow hedges to net loss	—	34
Balance, March 31	46	(75)
Net unrealized (losses) gains on cash flow hedges	(24)	41
Reclassifications of net (gains) losses on cash flow hedges to net income (loss)	(16)	9
Balance, June 30	6	(25)
Net unrealized gains (losses) on cash flow hedges	30	(13)
Reclassifications of net (gains) losses on cash flow hedges to net income	(4)	8
Balance, September 30	32	(30)

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	—	—
Net unrealized gain on investments	8	—
Balance, September 30	8	—

Total accumulated other comprehensive income	$902	$771

(i)      The amount of income tax (expense) benefit that has been netted in the amounts above is as follows:

	2010	2009

Balance, beginning of period	$(2)	$48
Net unrealized gains on cash flow hedges	(14)	(4)
Reclassifications of net gains (losses) on cash flow hedges to net income (loss)	2	(15)
Balance, March 31	$(14)	$29
Net unrealized losses (gains) on cash flow hedges	9	(9)
Reclassifications of net gains (losses) on cash flow hedges to net income (loss)	4	(3)
Balance, June 30	$(1)	$17
Net unrealized (gains) losses on cash flow hedges	(13)	3
Reclassifications of net gains (losses) on cash flow hedges to net income	1	(4)
Balance, September 30	$(13)	$16

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $32 million [net of income taxes of $8 million].

Magna International Inc. Third Quarter Report 2010	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       CAPITAL DISCLOSURES

The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt, minority interest and all components of shareholders’ equity.

The Company’s capitalization and debt to total capitalization is as follows:

	September 30,	December 31,
	2010	2009

Liabilities
Bank indebtedness	$58	$48
Long-term debt due within one year	14	16
Long-term debt	48	115
	120	179
Minority interest	84	—
Shareholders’ equity	7,853	7,360
Total capitalization	$8,057	$7,539

Debt to total capitalization	1.5%	2.4%

13.       FINANCIAL INSTRUMENTS

[a]   The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2010	2009

Held for trading
Cash and cash equivalents	$1,655	$1,334
Investment in ABCP	82	85
	$1,737	$1,419

Held to maturity investments
Severance investments	$5	$7

Available-for-sale investments
Equity investments	$16	$5

Loans and receivables
Accounts receivable	$4,257	$3,062
Long-term receivables included in other assets	62	50
Income taxes receivable	—	50
	$4,319	$3,162

Other financial liabilities
Bank indebtedness	$58	$48
Long-term debt (including portion due within one year)	62	131
Accounts payable	3,706	3,001
Accrued salaries and wages	525	372
Other accrued liabilities	985	862
Income taxes payable	135	—
	$5,471	$4,414

32	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaids expenses	$61	$49
Other assets	37	14
Other accrued liabilities	(22)	(42)
Other long-term liabilities	(11)	(29)
	65	(8)

Natural gas contracts
Other accrued liabilities	(7)	(5)
Other long-term liabilities	(6)	(3)
	(13)	(8)
	$52	$(16)

[b]   Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At September 30, 2010, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$127 million [December 31, 2009 - Cdn$134 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [December 31, 2009 - Cdn$88 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At September 30, 2010, the Company held an equity investment in a publicly traded Company.  The carrying value and fair value of this investment was $16 million, which was based on the closing share price of the investment on September 30, 2010.

Term debt

The Company’s term debt includes $14 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Magna International Inc. Third Quarter Report 2010	33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]   Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine months ended September 30, 2010, sales to the Company’s six largest customers represented 75% and 79% of the Company’s total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

[d]   Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at September 30, 2010, the net foreign exchange exposure was not material.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

34	Magna International Inc. Third Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       SEGMENTED INFORMATION

As a result of the completion of the Arrangement, the Company’s E-Car business began to be managed as a separate operating group. Accordingly, the Company’s segmented reporting has been amended to reflect this change.

	Three months ended				Three months ended
	September 30, 2010				September 30, 2009
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$1,378	$1,261		$645	$1,046	$936		$674
United States	1,506	1,394		667	1,093	1,043		691
Mexico	611	572		349	376	325		381
Eliminations	(229)	—		—	(185)	—		—
	3,266	3,227	$276	1,661	2,330	2,304	$108	1,746
Europe
Euroland	1,954	1,913		961	1,685	1,644		1,100
Great Britain	194	195		59	207	207		68
Other European countries	321	296		461	332	307		341
Eliminations	(31)	—		—	(40)	—		—
	2,438	2,404	11	1,481	2,184	2,158	(47)	1,509
Rest of World	289	257	19	186	213	201	18	182
E-Car Systems	7	7	(16)	54	2	1	(13)	11
Corporate and Other	(58)	47	24	365	(60)	5	17	375
Total reportable segments	$5,942	$5,942	$314	3,747	$4,669	$4,669	$83	3,823
Current assets				8,112				6,778
Investments, goodwill and other assets				2,064				2,266
Consolidated total assets				$13,923				$12,867

(i) EBIT represents operating income (loss) from operations before income taxes, minority interest and interest (income) expense, net.

Magna International Inc. Third Quarter Report 2010	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2010				September 30, 2009
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$4,105	$3,770		$645	$2,432	$2,175		$674
United States	4,255	3,911		667	2,746	2,622		691
Mexico	1,745	1,629		349	874	774		381
Eliminations	(680)	—		—	(414)	—		—
	9,425	9,310	$825	1,661	5,638	5,571	$(165)	1,746
Europe
Euroland	5,913	5,793		961	4,756	4,656		1,100
Great Britain	600	601		59	517	517		68
Other European countries	1,034	960		461	770	691		341
Eliminations	(103)	—		—	(121)	—		—
	7,444	7,354	98	1,481	5,922	5,864	(197)	1,509
Rest of World	843	778	76	186	533	497	25	182
E-Car Systems	8	8	(52)	54	5	3	(28)	11
Corporate and Other	(216)	54	22	365	(150)	13	(13)	375
Total reportable segments	$17,504	$17,504	$969	3,747	$11,948	$11,948	$(378)	3,823
Current assets				8,112				6,778
Investments, goodwill and other assets				2,064				2,266
Consolidated total assets				$13,923				$12,867

(i) EBIT represents operating income (loss) from operations before income taxes, minority interest and interest (income) expense, net.

15.       SUBSEQUENT EVENTS

[a]  Stock Split

Our Board of Directors approved a two-for-one stock split, to be implemented by way of a stock dividend, whereby shareholders of the Company will receive an additional Common Share for each Common Share held. The stock dividend will be payable on November 24, 2010, to shareholders of record at the close of business on November 16, 2010. All equity-based compensation plans or arrangements and our normal course issuer bid (discussed below) will be adjusted to reflect the issuance of additional Common Shares due to the declaration of the stock split.

[b] Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), the Company’s Board of Directors approved a normal course issuer bid to purchase up to 4.0 million of the Company’s Common Shares (adjusted to 8.0 million shares on a post stock split basis), representing approximately 3.3% of the Company’s outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options, and/or for purchases to fund the Company’s restricted stock unit program and its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 10, 2010 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

16.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

36	Magna International Inc. Third Quarter Report 2010